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                           [THE VANGUARD GROUP /(R)/]


                                                              March 24, 2005

Christian Sandoe, Esq.
Division of Investment Management
U.S. Securities and Exchange Commission            VIA ELECTRONIC FILING
450 Fifth Street,
N.W., Fifth Floor
Washington, D.C. 20549

                       RE:        VANGUARD HORIZON FUNDS

Dear Mr. Sandoe:

     The following responds to your comments of March 21, 2005 on the post-effective amendment of the registration statement of the Vanguard Horizon Funds (the "Funds"). You commented on Post-Effective Amendment No. 23 that was filed on February 2, 2005 pursuant to Rule 485(a).

COMMENT 1:        VANGUARD CAPITAL OPPORTUNITY FUND - PROSPECTUS PAGE 6
Comment:          Given that the Primary Investment Strategies section states that the Capital Opportunity Fund may invest in foreign securities and put options, and engage in short selling, state the risks of each in the Primary Risks section.

Response:         The Capital Opportunity Fund does not regularly use short
                  sales, foreign investments, and put options as stated in the Primary Investment Strategies section. Therefore, we have moved the disclosure to the "Other Investment Policies and Risks" section of the prospectus. The "Other Investment
                  Policies and Risks" section now reads as follows:

OTHER INVESTMENT POLICIES AND RISKS

Besides investing in U.S. growth stocks, the Fund may make other kinds of investments to achieve its objective. Although the Fund typically does not make significant investments in foreign securities, it reserves the right to invest up to 20% of its assets this way. Foreign securities may be traded on U.S. or foreign markets. To the extent that it owns foreign securities, the Fund is subject to (1) country risk, which is the chance that domestic events--such as political upheaval, financial troubles, or natural disasters--will weaken a country's securities markets; and (2) currency risk, which is the chance that the value of a foreign investment, measured in U.S. dollars, will decrease because of unfavorable changes in currency exchange rates.

Christian Sandoe, Esq.
U.S. Securities & Exchange Commission
March 24, 2005
Page 2 of 4

The Fund may invest in stock futures and options contracts, warrants, convertible securities, and swap agreements, all of which are types of derivatives. Generally speaking, a derivative is a financial contract whose value is based on the value of a traditional security (such as a stock or bond), an asset (such as a commodity like gold), or a market index (such as the S&P 500 Index). The Fund will not use derivatives for speculation or for the purpose of leveraging (magnifying) investment returns.

The advisor has the flexibility to engage in the following hedging and defensive techniques when the advisor expects the price of a particular stock (or stocks) to fall. Collectively, the Fund will commit no more than 25% of its assets to the following hedging and defensive strategies at any time. The Fund may increase its cash investments up to 15% of net assets for hedging purposes.

The Fund may sell stock "short" if the Fund's advisor expects a stock's price to fall significantly. A short sale occurs when an investor (such as the Fund) borrows stock and sells it, with the expectation of purchasing the stock at a lower price in time for delivery to the lender. Potential losses from a short sale are unlimited if the price of the stock rises instead of falls. The Fund will not invest more than 10% of net assets in "short" sales.

The Fund may purchase put options, which are contracts that grant the right to sell stock at a particular price within a specified period of time. The Fund would use this technique to hedge investments in stocks for which the advisor expects the price to fall. The Fund will not invest more than 10% of net assets in put options.

COMMENT 2:        VANGUARD CAPITAL OPPORTUNITY FUND - PROSPECTUS PAGE 3
Comment:          What operating expenses are included in the "Management Expen-
                  ses" and "Other Expenses" lines in the fee table?

Response:         We will respond to this comment in a separate letter.

COMMENT 3:        VANGUARD CAPITAL OPPORTUNITY FUND - PROSPECTUS PAGE 5
Comment:          The "More on the Funds" section of the prospectus indicates that the Capital Opportunity Fund may invest in small and mid-capitalization stocks. Include small and mid-cap risk in the Primary Risks section of the prospectus.

Response:         The following risk language, which discusses small and mid-cap risk, appears in the Primary Risks section: "The Fund's performance could be hurt by ... Investment style risk, which is the chance that returns from small- and mid-capitalization growth stocks will trail returns from the overall stock market. Historically, small- and mid-cap stocks have been more volatile in price than the large-cap stocks that dominate the overall market, and they often perform quite differently."

Christian Sandoe, Esq.
U.S. Securities & Exchange Commission
March 24, 2005
Page 3 of 4

COMMENT 4:        VANGUARD CAPITAL OPPORTUNITY FUND - PROSPECTUS PAGES 13
Comment:          Change "may" to "will" in the discussions of when the Capital
                  Opportunity Fund will use fair value pricing.

Response:         We have changed "may" to "will" in the "Share Price" and
                  "Frequent Trading or Market-Timing" sections of the prosp-
                   ectus.


COMMENT 5:        STATEMENT OF ADDITIONAL INFORMATION - PAGE B-38
Comment:          In the discussion of the board's approval of investment
                  advisory agreements, do not state simply that the board concluded that performance was reasonable. Rather, state whether the board determined that the Fund outperformed or underperformed relevant performance standards.

Response:         We have revised the disclosure to note whether the Funds
                  outperformed or underperformed relevant performance standards.

COMMENT 6:        TANDY REQUIREMENTS
Comment:          The SEC is now requiring all registrants to provide at the end of response letters to registration statement comments, the following statements:

          o Each Fund is responsible for the adequacy and accuracy of the disclosure in the filing.
          o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
          o Each Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:         As required by the SEC, we will provide the foregoing
                  acknowledgements.

                                    * * * * *

              As required by the SEC, the Funds acknowledge that:

          o The Funds are responsible for the adequacy and accuracy of the disclosure in the filing.
          o Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.
          o The Funds may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Christian Sandoe, Esq.
U.S. Securities & Exchange Commission
March 24, 2005
Page 4 of 4


         Please contact me at (610) 503-2320 with any questions or comments regarding the above responses. Thank you.

Sincerely,



Christopher A. Wightman
Associate Counsel
The Vanguard Group, Inc.